Condensed consolidated financial statements of
Li-Cycle Holdings Corp.
Two months ended December 31, 2022 and 2021
(Unaudited) (Restated)

April 18, 2023

Restatement of the Unaudited Condensed Consolidated Financial Statements

The unaudited condensed consolidated financial statements of Li-Cycle Holdings Corp. (the “Company”) for the two months ended December 31, 2022 and 2021 have been restated for an accounting error within the Statements of income and comprehensive Income and the Statements of cash flows which were identified by the Company subsequent to the issuance of the financial statements. See Note 18 of the restated unaudited condensed consolidated financial statements of the Company for details of the adjustments relative to the Company’s previously issued financial results.

Li-Cycle Holdings Corp.
Condensed consolidated statements of income and comprehensive income
			(as restated)
Unaudited $ millions except for per share amounts, for the two months ended December 31,	Notes	2022	2021

Revenue
Product sales	3	$5.8	$2.7
Recycling services	3	0.1	0.1
		5.9	2.8

Expenses
Employee salaries and benefits		9.0	4.8
Share-based compensation		2.1	1.1
Office, administrative and travel		3.8	1.7
Professional fees		3.3	1.9
Raw materials and supplies		2.5	1.3
Depreciation		2.4	1.2
Plant facilities		1.2	0.3
Marketing		0.3	0.3
Freight and shipping		0.2	0.1
Research and development		0.5	0.3
Change in finished goods inventory		—	(0.5)
Operating expenses		25.3	12.5

Loss from operations		(19.4)	(9.7)

Other income (expense)

Interest income	4	3.5	0.1
Interest expense and other costs	4	(3.8)	(2.5)
Gain on financial instruments	11	21.4	34.2
		21.1	31.8

Net income before taxes		1.7	22.1
Income tax		—	—
Net income		$1.7	$22.1

Net income attributable to
Shareholders of Li-Cycle Holdings Corp.		$1.7	$22.1
Non-controlling interest		—	—
Net income and comprehensive income		$1.7	$22.1

Earnings per common share - basic	14	$0.01	$0.14
Earnings per common share - diluted	14	$0.01	$0.13

The accompanying notes are an integral part of the condensed consolidated financial statements.

Li-Cycle Holdings Corp.
Condensed consolidated statements of financial position
		December 31,	October 31,
Unaudited $ millions, as at	Notes	2022	2022

Assets
Current assets
Cash and cash equivalents		$517.9	$578.3
Accounts receivable	5	4.3	1.5
Other receivables	5	10.0	7.8
Prepayment and deposits	6	95.2	85.8
Inventories	7	8.3	7.5
		635.7	680.9

Non-current assets
Plant and equipment	8	210.4	147.7
Right-of-use assets		50.8	50.1
Other assets	6	4.2	3.6
		265.4	201.4
Total assets		$901.1	$882.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	10	$75.9	$47.5
Lease liabilities		5.6	5.2
		81.5	52.7

Non-current liabilities
Lease liabilities		48.3	46.6
Convertible debt	11	272.9	288.5
Restoration provisions		0.4	0.4
		321.6	335.5
Total liabilities		403.1	388.2

Equity
Share capital		772.4	771.8
Other reserves		18.7	17.1
Accumulated deficit		(293.0)	(294.7)
Accumulated other comprehensive loss		(0.3)	(0.3)
Equity attributable to the Shareholders of Li-Cycle Holdings Corp.		497.8	493.9
Non-controlling interest		0.2	0.2
Total equity		498.0	494.1
Total liabilities and equity		$901.1	$882.3
Commitments and contingencies (Note 13)
Subsequent events (Note 17)
The accompanying notes are an integral part of the condensed consolidated financial statements.

Li-Cycle Holdings Corp.
Condensed consolidated statements of changes in equity
Unaudited $ millions, except for number of shares	Number of common shares	Share capital	Contributed surplus	Accumulated deficit	Accumulated other comprehensive loss	Equity attributable to the Shareholders of Li-Cycle Holdings Corp.	Non-controlling interest	Total
Balance, October 31, 2021	163.3	$672.1	$3.0	$(241.1)	$(0.3)	$433.7	$—	$433.7
Stock option expense	—	—	6.6	—	—	6.6	—	6.6
Exercise of stock options	1.4	0.4	(0.4)	—	—	—	—	—
Shares issued for cash	5.3	49.7	—	—	—	49.7	—	49.7
Exercise of warrants	5.7	46.0	—	—	—	46.0	—	46.0
RSUs expense	—	—	11.5	—	—	11.5	—	11.5
Settlement of RSUs	0.3	3.6	(3.6)	—	—	—	—	—
Non-controlling interest in subsidiary	—	—	—	—	—	—	0.3	0.3
Comprehensive loss	—	—	—	(53.6)	—	(53.6)	(0.1)	(53.7)
Balance, October 31, 2022	176.0	771.8	17.1	(294.7)	(0.3)	493.9	0.2	494.1
Stock option expense	—	—	0.6	—	—	0.6	—	0.6
Exercise of stock options	0.1	0.1	(0.1)	—	—	—	—	—
RSUs expense	—	—	1.6	—	—	1.6	—	1.6
Settlement of RSUs	—	0.5	(0.5)	—	—	—	—	—
Non-controlling interest in subsidiary	—	—	—	—	—	—	—	—
Comprehensive income	—	—	—	1.7	—	1.7	—	1.7
Balance, December 31, 2022	176.1	$772.4	$18.7	$(293.0)	$(0.3)	$497.8	$0.2	$498.0

The accompanying notes are an integral part of the condensed consolidated financial statements.

Li-Cycle Holdings Corp.
Condensed consolidated statements of cash flows
			(as restated)
Unaudited $ millions, for the two months ended December 31,	Notes	2022	2021
Operating activities
Net income for the period		$1.7	$22.1
Items not affecting cash
Share-based compensation		2.1	1.1
Depreciation		2.4	1.2
Foreign exchange (gain) loss on translation		0.8	(0.3)
Gains on financial instruments	11	(21.4)	(34.2)
Interest expense	4	3.0	2.5
Interest paid	4	(0.7)	(0.3)
Interest received		2.7	0.1
Interest income	4	(3.5)	(0.1)
		(12.9)	(7.9)
Changes in non-cash working capital items
Accounts receivable	5	(2.8)	(1.2)
Other receivables		(1.4)	0.1
Prepayments and deposits		(0.3)	3.1
Inventories		(0.8)	(0.9)
Accounts payable and accrued liabilities		(20.2)	(7.5)
Cash used by operating activities		(38.4)	(14.3)

Investing activities
Purchases of plant and equipment	8	(11.8)	(2.2)
Prepaid equipment deposits	6	(9.7)	(16.0)
Cash used by investing activities		(21.5)	(18.2)

Financing activities
Repayment of lease principal		(0.5)	(0.6)
Cash provided by financing activities		(0.5)	(0.6)

Net change in cash and cash equivalents		(60.4)	(33.1)
Cash and cash equivalents, beginning of period		578.3	596.9
Cash and cash equivalents, end of period		$517.9	$563.8

Non-cash investing activities
Purchase of plant and equipment in payables and accruals	8	$48.6	$2.3

The accompanying notes are an integral part of the condensed consolidated financial statements.

Li-Cycle Holdings Corp.
Notes to the condensed consolidated financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts

1.Corporate information

Company overview

Li-Cycle’s core business model is to build, own and operate recycling plants tailored to regional needs. Li-Cycle’s Spoke & Hub Technologies™ provide an environmentally-friendly resource recovery solution that addresses the growing global lithium-ion battery recycling challenges supporting the global transition toward electrification.

Li-Cycle Holdings Corp. and its subsidiaries, collectively ("Li-Cycle" or the "Company") started their business as Li-Cycle Corp. Li-Cycle Corp. was incorporated in Ontario, Canada under the Business Corporations Act (Ontario) on November 18, 2016. The Company's registered address is 207 Queens Quay West, Suite 590, Toronto, Ontario.

On March 28, 2019, Li-Cycle Corp. incorporated a wholly-owned subsidiary, Li-Cycle Inc., under the General Corporation Law of the State of Delaware. This subsidiary operates the Company’s U.S. Spoke facilities.

On September 2, 2020, Li-Cycle Corp. incorporated a wholly-owned subsidiary, Li-Cycle North America Hub, Inc., under the General Corporation Law of the State of Delaware. This subsidiary is developing the Company’s first commercial Hub, in Rochester, New York.

On August 10, 2021, in accordance with the plan of arrangement to reorganize Li-Cycle Corp., the Company finalized a business combination (the "Business Combination") with Peridot Acquisition Corp., and the combined company was renamed Li-Cycle Holdings Corp. On closing, the common shares of Li-Cycle Holdings Corp. were listed on the New York Stock Exchange and commenced trading under the symbol “NYSE:LICY”.
2.    Basis of preparation

2.1 Statement of compliance
On December 21, 2022, the Company announced a change in its financial year end from October 31 to December 31. The change is being made to better align Li-Cycle’s financial reporting calendar with peer group companies. As a result, the Company has prepared these condensed consolidated financial statements for the two-month period from November 1, 2022 through December 31, 2022. The Company’s next financial year will cover the period from January 1, 2023 to December 31, 2023. These financial statements do not include all the notes required in annual financial statements.

These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") under International Accounting Standard (IAS) 34 - Interim Financial Reporting. Except as described below, these condensed consolidated financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as set forth in Note 2, Significant accounting policies in the Company's consolidated financial statements for the year ended October 31, 2022.

These condensed consolidated financial statements were approved and authorized for issue by the Board of Directors on March 30, 2023.

2.2 Basis of measurement
These condensed consolidated financial statements have been prepared on a going concern basis, using historical cost basis, except for financial assets and liabilities that have been measured at amortized cost or fair value through profit and loss.
2.3 Basis of consolidation
These condensed consolidated financial statements include the financial information of the Company and its subsidiaries. The Company’s subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. The

Li-Cycle Holdings Corp.
Notes to the condensed consolidated financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts subsidiaries are included in the condensed consolidated financial statements of the Company from the effective date of incorporation up to the effective date of disposition or loss of control. In assessing control, potential voting rights that are presently exercisable or convertible is taken into account. The accounting policies of subsidiaries are aligned with policies adopted by the Company.

The Company’s principal subsidiaries and their geographic location as at December 31, 2022 are set forth in the table below:

Company	Location	Ownership interest
Li-Cycle Corp.	Ontario, Canada	100%
Li-Cycle Americas Corp.	Ontario, Canada	100%
Li-Cycle U.S. Holdings Inc.	Delaware, U.S.	100%
Li-Cycle Inc.	Delaware, U.S.	100%
Li-Cycle North America Hub, Inc.	Delaware, U.S.	100%
Li-Cycle Europe AG	Switzerland	100%
Li-Cycle APAC PTE. LTD.	Singapore	100%
Li-Cycle Germany GmbH	Germany	100%
Li-Cycle Norway AS	Norway	67%
Intercompany transactions, balances and unrealized gains/losses on transactions between the Company and its subsidiaries have been eliminated.
2.4 Presentation currency
These condensed consolidated financial statements are presented in U.S. dollars, which is the Company's functional currency. All figures are presented in millions of U.S. dollars unless otherwise specified.
2.5 Comparative figures
Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.
2.6 Foreign currencies
The reporting and functional currency of the Company is the U.S. dollar. Transactions in currencies other than the U.S. dollar are recorded at the rates of exchange prevailing on the dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date.
2.7 Recently adopted IFRS Standards
In September 2020, the IASB issued an amendment to IFRS 3 - Business Combinations to refer to the 2018 Conceptual Framework instead of the 1989 Conceptual Framework. The amendment also includes a requirement that, for obligations within the scope of IAS 37- Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), an acquirer applies IAS 37 to determine whether at the acquisition date a present obligation exists as a result of past events. For a levy that would be within the scope of IFRIC 21 Levies, the acquirer applies IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. Finally, the amendment added an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.

The amendment is effective for business combinations for which the date of acquisition is on or after the beginning of the first annual period beginning on or after 1 January 2022. The application of this amendment did not have an impact on the Company's condensed consolidated financial statements.

In September 2020, the IASB issued an amendment to IAS 37 - Provisions, Contingent Liabilities and Contingent Assets. The amendment specifies that the cost of fulfilling a contract consists of both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendment applies to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual

Li-Cycle Holdings Corp.
Notes to the condensed consolidated financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts reporting period in which the entity first applies the amendments. Comparatives are not restated. Instead, the entity shall recognize the cumulative effect of initially applying the amendment as an adjustment to the opening balance of retained earnings or other component of equity, as appropriate, at the date of initial application.

The amendment is effective for annual periods beginning on or after 1 January 2022. The application of this amendment did not have an impact on the Company's condensed consolidated financial statements.

2.8 New and revised IFRS Standards issued but not yet effective
At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Standards that have been issued but are not yet effective.

New/Revised Standard	Description
IFRS 17 (including the December 2021 amendments to IFRS 17)	Insurance Contracts
Amendments to IAS 1	Disclosure of Accounting Policies and Classifying liabilities as current or non-current
Amendments to IAS 8	Definition of Accounting Estimates
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction
Amendments to IFRS 16	Lease liability in a sale & leaseback
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
The adoption of the IFRS Standards listed above are not expected to have a material impact on the financial statements of the Company in future periods.
The following amendment will not have a material impact on the numbers disclosed on the financial statements, but would impact and change wording in certain disclosures.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments - Disclosure of Accounting Policies
These amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.
The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.
The amendments to IAS 1 and IFRS practice statements 2 are effective for annual periods beginning on or after 1 January 2023, with earlier application permitted and are applied prospectively. The Company is assessing the potential impact of these amendments.

Li-Cycle Holdings Corp.
Notes to the condensed consolidated financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts
3.    Revenue – product sales and recycling services

For the two months ended December 31,	2022	2021
Product revenue recognized in the period	$3.5	$1.5
Fair value pricing adjustments	2.3	1.2
Product sales	5.8	2.7
Recycling services	0.1	0.1
Revenue	$5.9	$2.8

For the two months ended December 31,	2022	2021
Product revenue recognized in the period	$3.5	$1.5
Recycling services	0.1	0.1
Total revenue before FV pricing adjustment	$3.6	$1.6

Product revenue from black mass and black mass equivalents ("Black Mass & Equivalents" or "BM&E") and shredded metal, and the related trade accounts receivable, are measured at initial recognition using provisional prices for the constituent metals on initial recognition. Any unsettled sales at the end of each reporting period are remeasured using the market prices of the constituent metals at the period end. Changes in fair value are recognized as an adjustment to product revenue, and the related accounts receivable, and can result in gains and losses when the applicable metal prices increase or decrease from the date of initial recognition.

Refer to Note 12 for the impact of movements in the cobalt and nickel prices.
4.    Other income (expense)
The following table summarizes the Company's other income (expense):

		(as restated)
For the two months ended December 31,	2022	2021
Interest income on short-term investments	$3.5	$0.1
Interest income	3.5	0.1

Interest expense and accretion on convertible debt	(2.3)	(2.2)
Interest expense on leases	(0.7)	(0.3)
Foreign exchange losses	(0.8)	—
Interest expense and other costs	(3.8)	(2.5)

Fair value gain (loss) on embedded derivatives (Note 11)	21.4	9.1
Fair value gain on warrants	—	25.1
Gains (losses) on financial instruments	21.4	34.2

Total	$21.1	$31.8
5. Accounts receivable

As at	December 31, 2022	October 31, 2022
Trade receivables	$4.3	$1.5
Total accounts receivable	4.3	1.5

Non-trade receivables	$3.5	$2.1
Sales taxes receivable	4.1	3.7
Other	2.4	2.0
Total other receivables	$10.0	$7.8

Li-Cycle Holdings Corp.
Notes to the condensed consolidated financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts
Other receivables consist principally of interest receivable.

Aging Summary
As at	December 31, 2022	October 31, 2022
Current	$3.3	$0.3
1-30 days	0.5	0.6
31-60 days	—	0.3
61-90 days	0.3	0.1
91 days and over	0.2	0.2
Total accounts receivable	$4.3	$1.5

For product revenue, the Company estimates the amount of consideration to which it expects to be entitled under provisional pricing arrangements, which is based on the initial assay results and market prices of certain constituent metals on the date control is transferred to the customer. For the two months ended December 31, 2022, the fair value gain arising from changes in estimates was $2.3 million (2021: fair value gain of $1.2 million), which is included in the respective accounts receivable balances. Refer to Note 3 for additional details on product revenue and fair value adjustments recognized in the period.

The Company assesses the need for allowances related to credit loss for service related receivables based on its past experience, the credit ratings of its existing customer and economic trends. For the two months ended December 31, 2022, the Company recorded a $nil credit allowance (2021:$nil).

The Company's revenue primarily comes from three key customers, as shown in the table below. The Company's remaining customers do not make up significant percentages of these balances. For additional details on product sales and fair value adjustments recognized in the period, refer to Note 3.

Revenue
For the two months ended December 31,	2022	2021
Customer A	10.3%	36.9%
Customer B	62.1%	56.1%
Customer C	26.2%	0.0%

Trade Accounts Receivable
As at	December 31, 2022	October 31, 2022
Customer A	17.3%	18.3%
Customer B	43.8%	42.8%
Customer C	27.8%	0.0%
6.    Prepayment and deposits

As at	December 31, 2022	October 31, 2022
Prepaid lease deposits	$2.9	$2.8
Prepaid transaction costs	0.6	0.3
Prepaid construction charges	1.4	1.4
Prepaid equipment deposits	86.1	76.4
Prepaid insurance	6.0	5.7
Other prepaids	2.4	2.8
Total prepaids and deposits	99.4	89.4
Non-current portion of prepaids and deposits	(4.2)	(3.6)
Current prepaids and deposits	$95.2	$85.8
Other prepaids consist principally of other deposits and subscriptions.

Li-Cycle Holdings Corp.
Notes to the condensed consolidated financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts
7. Inventories

As at	December 31, 2022	October 31, 2022
Raw materials	$5.8	$4.7
Finished goods	1.8	1.7
Parts and tools	0.7	1.1
Total inventories	$8.3	$7.5

The cost of inventories recognized as an expense during the two months ended December 31, 2022 was $3.8 million (2021: $2.2 million).

The inventory balances for finished goods and raw materials are adjusted to reflect the lower of cost or net realizable value. For the two months ended December 31, 2022, the adjustment for finished goods inventory was $nil (2021: $nil). For the two months ended December 31, 2022, the adjustment for raw materials inventory included in the Raw materials and supplies line was a $0.9 million partial reversal of a prior period write down (2021: write down of $0.4 million). Refer to Note 12 for additional details on commodity prices.
8. Plant and equipment

For the two months ended December 31,						2022
	Assets under construction	Plant equipment and other	Computer equipment	Vehicles	Leasehold improvements	Total
Cost
Balance, beginning of the period	$107.4	$34.3	$1.8	$0.3	$9.8	$153.6
Additions	63.6	—	0.3	—	0.1	64.0
Transfers	(3.9)	3.9	—	—	—	—
Balance, end of the period	167.1	38.2	2.1	0.3	9.9	217.6

Accumulated depreciation
Balance, beginning of the period	—	(4.3)	(0.2)	(0.1)	(1.3)	(5.9)
Depreciation	—	(1.0)	(0.1)	—	(0.2)	(1.3)
Balance, end of the period	—	(5.3)	(0.3)	(0.1)	(1.5)	(7.2)
Net book value	$167.1	$32.9	$1.8	$0.2	$8.4	$210.4

For the year ended October 31,						2022
	Assets under construction	Plant equipment and other	Computer equipment	Vehicles	Leasehold improvements	Total
Cost
Balance, beginning of the year	$15.6	$6.4	$0.2	$0.2	$6.2	$28.6
Additions	119.5	0.2	1.6	0.1	3.6	125.0
Transfers	(27.7)	27.7	—	—	—	—
Balance, end of the year	107.4	34.3	1.8	0.3	9.8	153.6

Accumulated depreciation
Balance, beginning of the year	—	(1.6)	—	(0.1)	(0.5)	(2.2)
Depreciation	—	(2.7)	(0.2)	—	(0.8)	(3.7)
Balance, end of the year	—	(4.3)	(0.2)	(0.1)	(1.3)	(5.9)
Net book value	$107.4	$30.0	$1.6	$0.2	$8.5	$147.7

Li-Cycle Holdings Corp.
Notes to the condensed consolidated financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts
For the two months ended December 31, 2022, $1.4 million in employee salaries and $0.1 million in share-based compensation costs (2021: $nil) were capitalized to assets under construction.

For the two months ended December 31, 2022, $3.5 million in borrowing costs (2021: $nil) were capitalized to assets under construction. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization in the period was a weighted average effective interest rate of 12.6%.

Refer to Note 13 for details of contractual commitments to purchase fixed assets.
9. Related party transactions
The remuneration of the executive officers and directors, who are the key management personnel of the Company, is set out below:

For the two months ended December 31,	2022	2021
Salaries	$0.6	$0.5
Share-based compensation	1.4	0.8
Fees and benefits	0.6	0.5
Total remuneration of key management personnel	$2.6	$1.8

Total amounts paid to directors in respect of director services in the period was $0.1 million (2021: $0.1 million).
Outstanding balances of remuneration of the executive officers and directors are summarized as follows:

As at	December 31, 2022	October 31, 2022
Accounts payable and accrued liabilities	$2.8	$2.3
Outstanding balances	2.8	2.3
Related party expenses are recorded at exchange amount. For the two months ended December 31, 2022, total transactions with related parties are $nil (2021: $nil).
10.    Accounts payable and accrued liabilities

As at	December 31, 2022	October 31, 2022
Trade payables	$26.5	$16.3
Accrued fixed assets	35.4	7.2
Accrued expenses	4.4	16.3
Accrued compensation	9.6	7.7
Total accounts payable and accrued liabilities	$75.9	$47.5
11.    Convertible Debt

As at	December 31, 2022	October 31, 2022
KSP Convertible Notes (a)	$91.5	$92.4
Glencore Convertible Notes (b)	181.4	196.1
Total convertible debt at end of period	$272.9	$288.5

Li-Cycle Holdings Corp.
Notes to the condensed consolidated financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts
(a) KSP Convertible Notes

As at	December 31, 2022	October 31, 2022
Principal of convertible notes at beginning of period	$105.9	$100.0
Issuance of convertible notes	4.3	5.9
Principal of convertible notes at end of period	110.2	105.9

Conversion feature at beginning of period	9.1	29.0
Fair value gain on embedded derivative	(3.1)	(19.9)
Conversion feature at end of period	6.0	9.1

Debt component at beginning of period	83.3	71.9
Debt component issued	4.3	5.9
Accrued interest paid in kind	(4.3)	(5.9)
Accrued interest expense	2.2	11.4
Debt component at end of period	85.5	83.3
Total convertible debt at end of period	$91.5	$92.4
On September 29, 2021, the Company entered into a Note Purchase Agreement (the “KSP Note Purchase Agreement”) with Spring Creek Capital, LLC (an affiliate of Koch Strategic Platforms, LLC, being a subsidiary of Koch Investments Group) and issued an unsecured convertible note (the "KSP Convertible Note”) for a principal amount of $100 million to Spring Creek Capital, LLC. The KSP Convertible Note will mature on September 29, 2026 unless earlier repurchased, redeemed or converted. Interest on the KSP Convertible Note is payable semi-annually, and Li-Cycle is permitted to pay interest on the KSP Convertible Note in cash or by payment in-kind (“PIK”), at its election. Interest payments made in cash are based on an interest rate of LIBOR plus 5.0% per year, and PIK interest payments are based on an interest rate of LIBOR plus 6.0% per year. Under the terms of the KSP Convertible Note, LIBOR has a floor of 1% and a cap of 2%. Once LIBOR interest rate is no longer published, the interest rate will instead be based on the sum of the Secured Overnight Financing Rate ("SOFR") and the average spread between the SOFR and LIBOR during the three-month period ending on the date on which LIBOR ceases to be published, subject to a floor of 1% and cap of 2%. The PIK election results in the issuance of a new note under the same terms as the KSP Convertible Note, issued in lieu of interest payments with an issuance date on the applicable interest date. On May 1, 2022, Spring Creek Capital, LLC assigned the KSP Convertible Note and the PIK note outstanding at that time to an affiliate, Wood River Capital, LLC. The Company has elected to pay interest by PIK since the first interest payment date of December 31, 2021. The KSP Convertible Note and the PIK notes issued thereunder are referred to collectively as the "KSP Convertible Notes”, and as at December 31, 2022, comprised the following:

Note	Date Issued	Amount Issued
KSP Convertible Note	September 29, 2021	$100.0
PIK Note	December 31, 2021	1.8
PIK Note	June 30, 2022	4.1
PIK Note	December 31, 2022	4.3
Total		$110.2

The conversion feature under the KSP Convertible Notes has been recorded as an embedded derivative liability since the conversion ratio does not always result in a conversion of a fixed dollar amount of liability for a fixed number of shares. The KSP Convertible Note had an initial conversion price of approximately $13.43 per Li-Cycle common share, subject to customary anti-dilution adjustments, for which price was established based on 125% of the 7-day volume-weighted average price of Li-Cycle’s common shares prior to the date of the KSP Convertible Note Purchase Agreement. Should the Company’s share price be equal to or greater than $17.46, for a period of twenty consecutive days, the Company can force conversion of the KSP Convertible Notes. Li-Cycle will settle its conversion obligations through the delivery of its own common shares. As at December 31, 2022, no conversions had taken place.

The fair value of the embedded derivatives upon issuance of the KSP Convertible Note was determined to be a liability of $27.7 million whereas the remaining $72.3 million, net of transaction costs of $1.6 million, was allocated to the principal portion of the debt. During the

Li-Cycle Holdings Corp.
Notes to the condensed consolidated financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts two months ended December 31, 2022, the Company recognized a fair value gain of $3.1 million on the embedded derivatives. The embedded derivatives were valued using the Binomial Option Pricing Model. The assumptions used in the model were as follows:

	(Issuance date) September 29, 2021	October 31, 2022	December 31, 2022
Risk free interest rate	1.1%	4.4%	4.2%
Expected life of options	5 years	3.9 years	3.8 years
Expected dividend yield	0.0%	0.0%	0.0%
Expected stock price volatility	66%	63%	63%
Share Price	$12.56	$5.96	$4.76
Expected volatility was determined by calculating the average implied volatility of a group of listed entities that are considered similar in nature to the Company.

(b) Glencore Convertible Notes

As at	December 31, 2022	October 31, 2022
Principal of convertible notes at beginning of period	$200.0	$—
Issuance of convertible notes	8.1	200.0
Principal of convertible notes at end of period	208.1	200.0

Conversion feature at beginning of period	34.8	—
Conversion feature issued	—	46.2
Fair value gain on embedded derivative	(18.3)	(11.4)
Conversion feature at end of period	16.5	34.8

Debt component at beginning of period	161.3	—
Debt component issued	8.1	153.8
Transaction costs	—	(1.3)
Accrued interest paid in kind	(8.1)	—
Accrued interest expense	3.6	8.8
Debt component at end of period	164.9	161.3
Total convertible debt at end of period	$181.4	$196.1

On May 31, 2022, the Company issued an unsecured convertible note (the “Glencore Convertible Note”) for a principal amount of $200 million to Glencore Ltd. (“Glencore”), a subsidiary of Glencore plc (LON: GLEN). The Glencore Convertible Note will mature on May 31, 2027 unless repurchased, redeemed or converted earlier. Interest on the Glencore Convertible Note is payable semi-annually, with Li-Cycle permitted to pay interest on the Glencore Convertible Note in cash or by payment in-kind (“PIK”), at its election. Interest payments made in cash are based on an interest rate of the Secured Overnight Financing Rate ("SOFR") for a tenor comparable to the relevant interest payment period plus 0.42826% (the “Floating Rate”) plus 5% per annum if interest is paid in cash and plus 6% per annum if interest is paid in PIK. The Floating Rate has a floor of 1% and a cap of 2%. The PIK election results in the issuance of a new note under the same terms as the Glencore Convertible Note, issued in lieu of interest payments with an issuance date on the applicable interest date.

In connection with any optional redemption and provided that Glencore has not elected to convert the Glencore Convertible Note into common shares, the Company must issue warrants (the “Glencore Warrants”) to Glencore on the optional redemption date that entitle the holder to acquire, until the maturity date of the Glencore Convertible Note, a number of common shares equal to the principal amount of the Glencore Convertible Note being redeemed divided by the then applicable conversion price. The initial exercise price of the Glencore Warrants will be equal to the conversion price as of the optional redemption date. As at December 31, 2022, no conversions had taken place.

The conversion feature under the Glencore Convertible Note has been recorded as an embedded derivative liability as the conversion ratio does not always result in a conversion of a fixed dollar amount of liability for a fixed number of shares. The Glencore Convertible Note has a conversion price of approximately $9.95 per Li-Cycle common share, subject to customary anti-dilution

Li-Cycle Holdings Corp.
Notes to the condensed consolidated financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts adjustments. The Company has elected to pay interest by PIK since the first interest payment on November 30, 2022. The Glencore Convertible Note and the PIK notes issued thereunder are referred to collectively as the "Glencore Convertible Notes", and as at December 31, 2022, comprised the following:

Note	Date Issued	Amount Issued
Glencore Convertible Note	May 31, 2022	$200.0
PIK Note	November 30, 2022	8.1
Total		$208.1

The fair value of the embedded derivative liability upon issuance of the Glencore Convertible Note was determined to be $46.2 million with the remaining $153.8 million, net of transaction costs of $1.3 million, allocated to the initial amortized cost of the host debt instrument. During the two months ended December 31, 2022, the Company recognized a fair value gain of $18.3 million on the embedded derivatives. The embedded derivatives were valued using the Black-Scholes Option Pricing Model. The assumptions used in the model were as follows:

	(Issuance date) May 31, 2022	October 31, 2022	December 31, 2022
Risk free interest rate	2.9%	4.4%	4.2%
Expected life of options	5 years	4.6 years	4.4 years
Expected dividend yield	0.0%	0.0%	0.0%
Expected stock price volatility	68%	63%	63%
Share Price	$8.15	$5.96	$4.76

Expected volatility was determined by calculating the average implied volatility of a group of listed entities that are considered similar in nature to the Company.
12.    Financial instruments and financial risk factors
Fair values
The Company’s financial instruments consist of cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities, and convertible debt. The carrying amounts of other receivables, accounts payable and accrued liabilities approximate fair value due to the short-term maturity of these instruments.
Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable:
•Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
There were no transfers between the levels during the current or prior period.
The Company’s financial assets measured at fair value on a recurring basis are measured under level 2 of the hierarchy and were calculated as follows:

As at December 31, 2022	Balance	Level 2
Accounts receivable	$4.3	$4.3
	$4.3	$4.3

As at October 31, 2022
Accounts receivable	1.5	1.5
	$1.5	$1.5

Refer to Note 5 above for additional details related to measurement of accounts receivable.

Li-Cycle Holdings Corp.
Notes to the condensed consolidated financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts
The Company’s financial liabilities measured at fair value on a recurring basis are measured under level 1 and 2 of the hierarchy and were calculated as follows:

As at December 31, 2022	Balance	Level 1	Level 2
Conversion feature of convertible debt (refer to Note 11)	$22.5	$—	$22.5
	$22.5	$—	$22.5

As at October 31, 2022
Conversion feature of convertible debt (refer to Note 11)	43.9	—	43.9
	$43.9	$—	$43.9
Currency risk
The Company is exposed to currency risk as its cash is mainly denominated in U.S. dollars, while its operations also require Canadian dollars and other currencies in addition to U.S. dollars. As at December 31, 2022, the impact of a 5% change in these respective currencies versus the U.S. dollar, would result in an immaterial impact.

Interest rate risk

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments. The Company is exposed to interest rate risk, as it has variable interest rate debt that includes an interest rate floor and cap. Refer to Note 11.

Credit risk

Credit risks associated with cash are minimal as the Company deposits the majority of its cash with large Canadian and U.S. financial institutions above a minimum credit rating and with a cap on maximum deposits with any one institution. The Company’s credit risks associated with receivables are managed and exposure to potential loss is also assessed as minimal.

The Company's revenue and accounts receivable primarily come from three key customers under long-term contracts. The Company manages this risk by engaging with reputable multi-national corporations in stable jurisdictions and performing a review of a potential customer’s financial health prior to engaging in business.

Liquidity risk

Management has established an appropriate liquidity risk management framework for the management of the Company’s short-term, medium and long-term funding and liquidity requirements.
The Corporation’s undiscounted significant contractual obligations and interest and principal repayments in respect of its financial liabilities and provisions are presented in the following table:

Undiscounted, at December 31,					2022
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Accounts payable and accrued liabilities	$75.9	$75.9	$—	$—	$—
Lease liabilities	78.6	8.8	15.3	13.7	40.8
Restoration	0.5	0.2	0.1	—	0.2
Convertible debt principal	318.4	—	—	318.4	—
Convertible debt interest	127.7	—	—	127.7	—
Total	$601.1	$84.9	$15.4	$459.8	$41.0

Li-Cycle Holdings Corp.
Notes to the condensed consolidated financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts

Undiscounted, at October 31,					2022
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Accounts payable and accrued liabilities	$47.5	$47.5	$—	$—	$—
Lease liabilities	76.6	8.0	14.3	13.0	41.3
Restoration	0.4	—	0.2	—	0.2
Convertible debt principal	300.0	—	—	300.0	—
Convertible debt interest	146.1	—	—	146.1	—
Total	$570.6	$55.5	$14.5	$459.1	$41.5

Market risk

The Company is exposed to commodity price movements for the inventory it holds and the products it produces. Commodity price risk management activities are currently limited to monitoring market prices. The Company’s revenues are sensitive to the market prices of the constituent payable metals contained in its products, notably cobalt and nickel.

The following table sets out the Company's exposure, as at December 31, 2022 and October 31, 2022, in relation to the impact of movements in the cobalt and nickel price for the provisionally invoiced sales volume of Black Mass & Equivalents by metric tonne:

	Cobalt		Nickel
As at	December 31, 2022	October 31, 2022	December 31, 2022	October 31, 2022
BM&E Metric tonnes subject to fair value pricing adjustments	4,428	4,202	4,428	4,202
10% increase in prices	$0.8	$1.1	$1.4	$1.0
10% decrease in prices	$(0.8)	$(1.1)	$(1.4)	$(1.0)

The following table sets out the period end commodity prices for cobalt and nickel as at December 31, 2022 and October 31, 2022:

Market price per tonne
As at	December 31, 2022	October 31, 2022
Cobalt	$41,337	$53,462
Nickel	30,400	21,710
Capital risk management
The Company manages its capital to ensure that entities in the Company will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of net cash (cash and cash equivalents after deducting convertible debt) and equity of the Company (comprising issued share capital and other reserves).

The Company is not subject to any externally imposed capital requirements as of December 31, 2022.
13.     Commitments and contingencies
As of December 31, 2022, there were $9.5 million in committed purchase orders or agreements for equipment and services (October 31, 2022: $9.2 million).
Legal Proceedings

The Company is and may be subject to various claims and legal proceedings in the ordinary course of its business. Due to the inherent risks and uncertainties of the litigation process, we cannot predict the final outcome or timing of claims or legal proceedings. The Company records

Li-Cycle Holdings Corp.
Notes to the condensed consolidated financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts provisions for such claims when an outflow of resources is considered probable and a reliable estimate can be made. No such provisions have been recorded by the Company.

U.S. Shareholder Class Action

On April 19, 2022, a putative securities class action lawsuit was filed in the U.S. District Court for the Eastern District of New York against the Company, its CEO, and its former CFO, on behalf of a proposed class of purchasers of the Company’s publicly traded securities during the period from February 16, 2021 through March 23, 2022. The complaint, which is captioned as Barnish v. Li-Cycle Holdings Corp., et al., 1:22-cv-02222 (E.D.N.Y.), alleges that the defendants issued false and misleading statements concerning Li-Cycle’s business, which were revealed when Blue Orca Capital published a short seller report on March 24, 2022. The complaint seeks compensatory damages and an award of costs. The original complaint asserted claims under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). On July 22, 2022, the court appointed The Lanigan Group, Inc. as lead plaintiff. On October 11, 2022, the lead plaintiff filed an amended complaint asserting claims pursuant to Section 14(a) of the Exchange Act and Sections 11 and 15 of the U.S. Securities Act of 1933 on behalf of a proposed class comprising: (a) all persons who were eligible to vote at Peridot Acquisition Corp.’s extraordinary general meeting held during August 2021, and (b) all persons who acquired Li-Cycle publicly traded securities pursuant to Li-Cycle’s March 2021 Registration Statement. Unlike the original complaint, the amended complaint does not assert any claims under either Section 10(b) or Section 20(a) of the Exchange Act. The claims in the amended complaint are asserted against both the Company and certain individual defendants, including Li-Cycle’s two Co-Founders, Li-Cycle’s former CFO, two current directors of Li-Cycle (who were also directors and/or officers of Peridot Acquisition Corp. at the time of the Business Combination), and certain other directors or officers of Peridot Acquisition Corp. at the time of the Business Combination. On December 19, 2022, the Company and each of the individual defendants moved to dismiss the amended complaint in its entirety. The motion to dismiss is not yet fully briefed. The Company believes that the allegations in the amended complaint are without merit and intends to vigorously defend against this matter. No amounts have been recorded for any potential liability arising from this matter.
14.    Earnings per share

		(as restated)
For the two months ended December 31,	2022	2021
Total net income	$1.7	$22.1

Weighted average number of common shares	176.0	163.2
Effect of dilutive securities
Stock options	2.1	4.0
Restricted share units	2.0	0.9
Warrants	—	0.7
Dilutive number of common shares	180.1	168.8

Basic earnings per common share	$0.01	$0.14
Diluted earnings per common share	$0.01	$0.13
15.     Segment reporting
The condensed consolidated financial information presented in the accompanying financial statements is reviewed regularly by the Company’s chief operating decision maker (“CODM”) for making strategic decisions, allocations resources and assessing performance. The information review by CODM for decision making purposes aligns with the information provided above in the statements of loss and comprehensive loss, financial position, and cash flows. The Corporation’s CODM is its Chief Executive Officer.
During the two months ended December 31, 2022, the Company operated in Canada and the United States. The Company also has invested in future operations in Europe. Management has concluded that the customers, and the nature and method of distribution of goods and services delivered, if any, to these geographic regions are similar in nature. The risks and returns across

Li-Cycle Holdings Corp.
Notes to the condensed consolidated financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts the geographic regions are not dissimilar; therefore, the Company operates as a single operating segment.
The following is a summary of the Company’s geographical information:

	Canada	United States	Germany	Other	Total
Revenues
Two months ended December 31, 2022	$0.9	$5.0	$—	$—	$5.9
Two months ended December 31, 2021	0.1	2.7	—	—	2.8

Non-current assets
As at December 31, 2022	38.1	213.0	11.6	2.7	265.4
As of October 31, 2022	$26.8	$161.4	$10.7	$2.5	$201.4

Revenue is attributed to each geographical location based on location of sale.
The Company does not currently have active operations in any other geographical regions.
16. Notes to the consolidated statement of cash flows
As at December 31, 2022, the Company had cash on hand of $110.6 million (October 31, 2022: $269.3 million) and cash equivalents in the form of short term guaranteed investment certificates of $407.3 million (October 31, 2022: $309.0 million).

Changes in liabilities arising from financing activities comprise the following:

For the two months ended December 31,				2022
	Lease liabilities	Restoration provisions	Convertible debt	Conversion feature of convertible debt
Balance, beginning of the period	$51.8	$0.4	$244.6	$43.9
Cash changes:
Repayments of lease liabilities	(0.5)	—	—	—
Total changes from financing cash flows	(0.5)	—	—	—
Non-cash changes:
New leases	1.8	—	—	—
Accrued interest and accretion	—	—	(6.6)	—
Foreign exchange gain or (loss)	0.8	—	—	—
Fair value gain/loss on conversion feature of convertible debt	—	—	—	(21.4)
Accrued interest paid in kind	—	—	12.4	—
Total non-cash changes	$2.6	$—	$5.8	$(21.4)
Balance, end of the period	$53.9	$0.4	$250.4	$22.5
17. Subsequent events

Hub Warehouse Agreement
On January 12, 2023, the Company entered into a sublease agreement (the “Hub Warehouse Agreement”) with Pike Conductor DEV 1, LLC (the “Landlord”) outlining the parties’ respective rights and obligations with respect to the construction, financing and leasing of a warehouse and administrative building (the “Building”) for the Rochester Hub on leased property of the Landlord (the “Property”). As outlined in the Hub Warehouse Agreement, the Company will directly advance up to a maximum of $58.6 million to the Landlord for the design, engineering and construction of the Building, and as at December 31, 2022, the Company had advanced $41.5 million of the $58.6 million maximum. Upon the successful closing of the Landlord’s financing transaction, the Landlord will reimburse the Company for a portion of its advances,

Li-Cycle Holdings Corp.
Notes to the condensed consolidated financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts such that the Company will have made a net investment of $14.5 million for leasehold improvements.

Once construction of the Building is complete, the Landlord will lease the Building and Property (together, the “Premises”) to the Company. The term of the Premises lease will be the earlier of the issuance of a certificate of occupancy for the Building or September 1, 2023 and (subject to renewal) may extend for up to 48 years. In the event that the Landlord does not complete its financing transaction, the Hub Warehouse Agreement will be amended and restated as a ground lease agreement for the Property.

Conditional Commitment for up to $375 million loan from U.S. Department of Energy Loan Programs Office
On February 27, 2023, the Company announced that it had entered into a conditional commitment with the U.S. Department of Energy ("DOE") Loan Programs Office for a loan of up to $375.0 million through the DOE's Advanced Technology Vehicles Manufacturing program, to be used for the development of the Rochester Hub. The loan would have a term of up to 12 years from financial close, and interest on the loan would be the 10-year U.S. Treasury rates from the date of each advance under the loan. The loan remains subject to documentation of long-form agreements and certain conditions to be satisfied prior to closing.

18. Restatement of the unaudited condensed consolidated financial statements

The Company has determined that fair value gains on financial instruments resulting from fair value revaluations of the conversion feature of the Company’s convertible debt and warrants were understated by $18.2 million for the two months ended December 31, 2021. As a result, corresponding adjustments have been made to the Statements of income and comprehensive income and Statements of cash flows and equivalent notes. For the two months ended December 31, 2021, these adjustments result in an increase in Other income (expense), Net Income before taxes, Net income attributable to shareholders of Li-Cycle Holdings Corp., and Net income and comprehensive income of $18.2 million; an increase in Earnings per common share (basic) of $0.12; and an increase in Earnings per common share (diluted) of $0.11. The adjustments do not change the Company’s overall cash position as at December 31, 2022 or 2021, nor do they impact the Statements of financial position or the Statements of changes in equity.
The impact of the error on the financial statements for the two months ended December 31, 2021 is presented in the table below.

For the two months ended December 31, 2021	Previously reported	Adjustment	Restated
Fair value gain (loss) on embedded derivatives (Note 11)	(9.1)	18.2	9.1
Gain on Financial Instruments	16.0	18.2	34.2
Net Income	3.9	18.2	22.1

Earnings per share - basic	0.02	0.12	0.14
Earnings per share - diluted	0.02	0.11	0.13